Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Viewbix Ltd.(1)	Israel
Emerald Medical Applications Ltd.(2)	Israel
VB Interactive Video Technologies Inc.(3)	Delaware
Gix Media Ltd.(4)	Israel
Cortex Media Group Ltd. (5)	Israel

(1)	Viewbix Ltd. is the wholly-owned subsidiary of Viewbix Inc.
(2)	Emerald Medical Applications Ltd. is the wholly-owned subsidiary of Viewbix Inc.
(3)	VB Interactive Video Technologies Inc. is the wholly-owned subsidiary of Viewbix Ltd.
(4)	Gix Media Ltd. is the wholly-owned subsidiary of Viewbix Inc.
(5)	Cortex Media Group Ltd. is a majority-owned subsidiary (80%) of Gix Media Ltd.